Exhibit (a)(5)(Z)

News release…

Date: 4 October 2007

Ref: PR554g

Rio Tinto offer for Alcan: French Government approval received

Rio Tinto has received approval from the French Government under the French foreign investment regulations for the proposed acquisition of Alcan by a subsidiary of Rio Tinto.

The approval was confirmed following a meeting between Christine Lagarde, French Minister of the Economy, Finance and Employment and Paul Skinner, chairman of Rio Tinto.

Receipt of this, and other regulatory clearances, is a condition to Rio Tinto’s offer to acquire the outstanding shares in Alcan.

Following the meeting Paul Skinner said, “We have had a very constructive and positive dialogue with the French Government over the past two months.  During our discussions we underlined our strong, long-term commitment to France, which provides an attractive environment in which to invest, conduct business and engage in world leading R&D. The approval by the French government brings us a step closer to completion of the transaction, which we are aiming to achieve in the fourth quarter”.

Rio Tinto announced on 28 September 2007 that it had received approval for the transaction from its shareholders.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont…

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

For further information, please contact:

Media Relations, London

Christina Mills Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605 Nick Cobban Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003

Media Relations, Australia

Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101 Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349

Investor Relations, London

Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365 David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010 978

Investor Relations, Australia

Dave Skinner

Office:  +61 (0) 3 9283 3628

Mobile: +61 (0) 408 335 309

Investor Relations, North America

Jason Combes

Office:  +1 (0) 801 685 4535

Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com
Website: www.riotinto.com High resolution photographs available at: www.newscast.co.uk

Additional information

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on October 23, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66 2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approvals. The board of Rio Tinto has approved the transaction.  The Offer is expected to close in the fourth quarter of 2007.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007. The offer document, the Belgian Supplement and the notice of extension are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument